

Mail Stop 3628

March 12, 2008

Via Facsimile (615.742.2818) and U.S. Mail

Laura Brothers, Esq.
Bass, Berry & Sims PLC
315 Deaderick Street
Suite 2700
Nashville, TN 37238

> Re: **Bright Horizons Family Solutions, Inc.**
> **Schedule 13E-3**
> **Filed February 19, 2008**
> **005-54461**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2008**
> **000-24699**

Dear Ms. Brothers:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Proxy Statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please provide your analysis as to why you do not believe the Rollover Holders/ Interested Directors should be named as filing persons on the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated

November 14, 2000 available on our website at **www.sec.gov**. The analysis should explain why you do not believe the proposed transaction with Bain is being conducted on behalf of the Rollover Holders. In this regard, we note your disclosure of the Rollover Holders' interest in participating in a leveraged buyout by a financial sponsor, as well as your disclosure of Bain's history with the Company and the special committee's willingness to consider a transaction with Bain, at a "compelling price…without fully exploring other potential sale opportunities."

2.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each new filing person added in response to the previous comment. For example, include a statement as to whether each new filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

Preliminary Proxy Statement

Summary Term Sheet, page 1

3.   Please disclose in this section the number and percentage of the Company's Common Stock held by the Rollover Holders, and the number and percentage held by the directors and executive officers as a group.

Special Factors
Background of the Merger, page 18

4.   We refer to your disclosure on page 19. Please explain in greater detail, quantifying to the extent possible, the "compelling price" proposal from Bain the special committee would have been prepared to consider without fully exploring other potential sale opportunities.

5.   We refer you to your disclosure on page 24. Please disclose the criteria used by the special committee to narrow the list of financial sponsors to contact, and tell us why the special committee chose not to explore a broader sales process.

6.   Please include an update of the "go-shop" process, including the number and types of entities contacted by Evercore and Goldman Sachs to date, the criteria used to identify these entities and the results of these inquiries.

7.   Please expand to disclose the status of the negotiations between Bain and the Rollover Holders regarding their participation in the proposed transaction.

Disclose, if known, whether the Rollover Holders are anticipated to own a material equity interest in the surviving company, occupy board seats, hold senior management positions or otherwise be in a position to control the surviving company.

Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors..., page 29

8.   Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the special committee is relying on the analyses of Evercore and/ or Goldman Sachs to satisfy any of its Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Opinions of Financial Advisors
Opinion of Goldman, Sachs & Co., page 33

9.   Please quantify the fees the affiliates of Goldman Sachs expect to receive in connection with the financing commitments and facilities that are contingent upon the consummation of the merger.

Closing Comments

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Adé K. Heyliger

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions